[redacted]

08030209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8 - 45675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Far Hills Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 30th floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Novello (212)-840-7779
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass and Company, PC
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Novello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Far Hills Group, LLC, as of December 31, ,20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDITH M. BONGIOVI
Notary Public, State of New York
No. 01BO6178779
Qualified In Queens County
Term Expires December 10, 2011

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

FAR HILLS GROUP, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Far Hills Group, LLC

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Far Hills Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 27, 2008

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	1,339,921
Fees receivable		71,634,240
Property and equipment, net		138,596
Other assets		148,647
	$	73,261,404
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	3,959,996
Deferred city income taxes payable		2,706,856
Total liabilities		6,666,852
Members' equity		66,594,552
	$	73,261,404

See accompanying notes to financial statements.

1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the Commodity Futures Trading Commission ("CFTC"). In addition, the Company is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is also registered as an introducing broker with the National Futures Association ("NFA") and registered as a Limited Market Dealer with the Ontario Securities Commission ("OSC").

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers money market accounts with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Long-Lived Assets

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company continually evaluates whether events and circumstances have occurred that indicated the remaining estimated useful life of long-lived assets may warrant revision, or the remaining balance may not be recoverable.

2. Summary of significant accounting policies (continued)

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. Revenue derived from commitment fees is generally recognized when the underlying investment assets have been committed by the contracted investors and the fund is closed.

Fees Receivable

The balance in fees receivable as of December 31, 2007 is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. As of December 31, 2007, the Company considered all amounts to be collectible.

Commissions Payable

The balance in commissions payable, which is included with accounts payable and accrued expenses as of December 31, 2007, is an estimate based on third quarter commissions both earned and received, taken as a percentage of total fee receipts from the fund managers for that period. This percentage is applied to the fee receivable due from respective fund managers as of December 31, 2007. Any differences between the actual amounts paid in a subsequent period and the amounts recorded as commission payable at the end of the prior period are recorded as an adjustment to expenses in the subsequent period. As of December 31, 2007, the Company expects to disburse all commissions payable when fees are received from the fund managers.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, accordingly, does not record a provision for income taxes because the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is, however, subject to New York City unincorporated business tax.

The Company is subject to income tax in the jurisdiction of New York City and thus complies with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Deferred city income tax arises from the temporary differences between tax reporting on the cash basis of accounting and financial reporting on the accrual basis of accounting.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Furniture and fixtures	$	159,826
Leasehold improvements		77,611
Computer hardware		230,634
Computer software		158,584
		626,655
Less accumulated depreciation and amortization		488,059
	$	138,596

4. Net capital requirements

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirement which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act ($45,000) or Rule 15c3-1. At December 31, 2007, the Company's net capital was approximately $1,125,000, which was approximately $861,000 in excess of its minimum requirement of approximately $264,000 pursuant to SEC Rule 15c3-1.

5. Income taxes

The provision for income taxes consists of current city taxes of $1,994,835 and deferred city taxes of $1,499,374.

At December 31, 2007, the Company had a deferred city income tax liability of approximately $2,707,000 which consists of the taxes applicable to the fees receivable balance of approximately $71,634,000 at December 31, 2007 netted against the accrued expense balance of approximately $3,960,000 at December 31, 2007.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution. The balances in the accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not incurred any credit risk losses in these accounts.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitment

The Company is obligated under an operating lease for its office premises which expires on October 31, 2008.

Future minimum lease payments under this lease as of December 31, 2007 are as follows:

Year Ending December 31,	
2008	$ 250,740

Rent expense recorded under this lease was approximately $301,000 for the year ended December 31, 2007.

9. 401(K) plan

Effective October 1, 2002, the Company instituted a 401(K) retirement plan eligible to all employees over 21 years of age who have completed three months of service. Employees eligible to participate may defer between 1% and 70% of their annual compensation. The Company, at its discretion, made matching contributions of approximately $45,000 in 2007.

10. Major customer

The Company had fees earned from one major customer of approximately 88% or $83,260,000, for the year ended December 31, 2007. At December 31, 2007, fees receivable from this customer was approximately 91% or $65,000,000, of which $nil was collected through February 21, 2008.

11. Subsequent event

On January 29, 2008, the Company made distributions of approximately $3,210,000 to its members.

FAR HILLS GROUP, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2007

Members' equity		$ 66,594,552
Less nonallowable assets		
Fees receivable, net of deferred city income taxes payable		65,153,993
Property and equipment, net		138,596
Other assets		148,647
		65,441,236
Net capital before haircuts		1,153,316
Haircuts, money market fund investments		28,093
Net capital		$ 1,125,223
Aggregate indebtedness		$ 3,959,996
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 264,132
Minimum net capital requirement (under SEC Rule 15c3-1)		$ 5,000
Minimum net capital requirement (under CFTC Regulation 1.17)		$ 45,000
Excess net capital (under SEC Rule 15c3-1 and CFTC Regulation 1.17)		$ 861,091
Percentage of aggregate indebtedness to net capital	$ 3,959,996 / $ 1,125,223	
		352%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2007.

END